March 2011 Pricing Sheet dated March 25, 2011 relating to Preliminary Terms No. 688 dated February 23, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Equity-Linked Notes due September 29, 2017
Based on the Value of the S&P 500® Index
PRICING TERMS – MARCH 25, 2011
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$1,317,000
Pricing date:	March 25, 2011
Original issue date:	March 30, 2011 (3 business days after the pricing date)
Maturity date:	September 29, 2017
Interest:	None
Underlying index:	S&P 500® Index
Payment at maturity:	The payment due at maturity per $1,000 stated principal amount will equal: $1,000 + supplemental redemption amount, if any In no event will the payment due at maturity be less than $1,000.
Supplemental redemption amount:	(i) $1,000 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	1,313.80, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	September 26, 2017, subject to postponement for non-index business days and certain market disruption events
CUSIP:	617482RL0
ISIN:	US617482RL04
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per note	$1,000	$35	$965
Total	$1,317,000	$46,095	$1,270,905
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for equity-linked notes.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of The McGraw-Hill Companies, Inc. (“MGH”), and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P or MGH, and S&P or MGH makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 688 dated February 23, 2011
Prospectus Supplement for Equity-Linked Notes dated September 27, 2010
1HProspectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.